Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 2, 2026, Gamehaus Holdings Inc. (“Gamehaus”) entered into a share purchase agreement (the “Acquisition”) to purchase a 49% equity interest in Techforge Co., Ltd. (“Techforge”) from certain selling shareholders, including Funtery Holding Limited, an entity controlled by Mr. Feng Xie, Gamehaus’s founder and chairman. The aggregate consideration is $19.6 million, payable by issuing 24,500,000 Class A ordinary shares of Gamehaus at $0.80 per share. Substantially concurrently, Gamehaus entered into a share subscription agreement with Techforge, under which Gamehaus agreed to invest $7.0 million in cash in Techforge in exchange for 2,526 newly issued shares in Techforge (the “Subscription”). Following completion of both transactions, Gamehaus holds approximately 56% of Techforge. The transactions contemplated by the Techforge Share Purchase Agreement were consummated on November 9, 2026, and the transactions contemplated by the Techforge Share Subscription Agreement are expected to be consummated in November 2026.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended. It presents the effect of Gamehaus’s acquisition of a 56% controlling interest in Techforge. These transactions are between entities under common control and are accounted for as a combination of businesses under common control in accordance with ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, Techforge’s assets and liabilities are carried over at their historical carrying amounts.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the transactions as if they had been completed on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2026 gives effect to the transactions as if they had been completed on July 1, 2025, the beginning of Gamehaus’s fiscal year. The information has been derived from Gamehaus’s audited historical consolidated financial statements for the year ended June 30, 2026 included in the Company’s Annual Report on Form 20-F filed to the SEC on September 29, 2026, and Techforge’s audited historical financial statements for the year ended June 30, 2026, included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by the Company on November 10, 2026. The unaudited pro forma condensed combined financial information should be read together with those historical financial statements and the related notes.

The unaudited pro forma condensed combined financial information includes only Transaction Accounting Adjustments that are directly attributable to the transactions, factually supportable, and expected to have a continuing impact. The adjustments reflect the reclassification of noncontrolling interests and the elimination of intercompany balances and transactions. No Autonomous Entity Adjustments are required, and no Management’s Adjustments are presented.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved if the transactions had been completed on the dates assumed, nor is it necessarily indicative of the results of operations that may be realized in the future. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2026

(Expressed in U.S. dollars, except for the number of shares)

	A	B
	Gamehaus	Techforge	Pro Forma		Pro Forma
	2026	2026	Adjustments	Notes	Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,566,879	$205,899	$-	b	$17,772,778
Restricted cash	3,512	-	-		3,512
Short-term investments	5,102,400	-	-		5,102,400
Accounts receivable, net	8,042,595	13,729	-		8,056,324
Advances to suppliers	7,426,261	-	-		7,426,261
Prepaid expenses and other current assets	4,287,243	11,118	(17,857)	e	4,280,504
TOTAL CURRENT ASSETS	$42,428,890	$230,746	$(17,857)		$42,641,779

NON-CURRENT ASSETS:
Property and equipment, net	879,345	46,069	-		925,414
Intangible assets, net	3,518,876	483,412	-	f	4,002,288
Operating lease right-of-use assets, net	1,699,352	-	-		1,699,352
Long-term investments	2,266,420	-	-		2,266,420
Other non-current assets	4,347,772	-	-	f	4,347,772
TOTAL NON-CURRENT ASSETS	$12,711,765	$529,481	$-		$13,241,246
TOTAL ASSETS	$55,140,655	$760,227	$(17,857)		$55,883,025

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term loans	764,281	737,886	-		1,502,167
Accounts payable	11,435,530	41,742	-		11,477,272
Contract liabilities	1,471,074	3,592	-		1,474,666
Accrued expenses and other current liabilities	957,955	242,421	-		1,200,376
Lease liabilities - current	279,825	-	-		279,825
Taxes payable	44,920	-	-		44,920
Due to a related party	-	17,857	(17,857)	e	-
TOTAL CURRENT LIABILITIES	$14,953,585	$1,043,498	$(17,857)		$15,979,226

NON-CURRENT LIABILITIES:
Lease liabilities - non-current	1,532,181	-	-		1,532,181
Deferred tax liabilities	-	64,946	-		64,946
TOTAL NON-CURRENT LIABILITIES	$1,532,181	$64,946	$-		$1,597,127
TOTAL LIABILITIES	$16,485,766	$1,108,444	$(17,857)		$17,576,353

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	4,952	-	2,450	a	7,402
Class B ordinary shares	780	-	-		780
Ordinary shares	-	1	(1)		-
Additional paid-in capital	11,287,138	$999,999	343,891	a,c	12,631,028
Treasury stock	(599,999)	-	-		(599,999)
Retained earnings (Accumulated deficit)	27,825,836	(1,332,321)	-		26,493,515
Accumulated other comprehensive income (loss)	683,791	(15,896)	-		667,895
TOTAL SHAREHOLDERS’ EQUITY	$39,202,498	$(348,217)	$346,340		$39,200,621
Non-controlling interests	(547,609)	-	(346,340)	d	(893,949)
TOTAL EQUITY	$38,654,889	$(348,217)	$-		$38,306,672
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$55,140,655	$760,227	$(17,857)		$55,883,025

The accompanying notes are an integral part of the condensed combined financial statements.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended June 30, 2026

(Expressed in U.S. dollars, except for the number of shares)

	A	B
	Gamehaus	Techforge	Pro Forma		Pro Forma
	2026	2026	Adjustments	Notes	Combined
Revenue	$104,651,590	$108,962	$(91,984)	e	$104,668,568
Cost of revenues	(49,480,191)	(656,658)	91,984	e	(50,044,865)
Gross profit	$55,171,399	$(547,696)	$-		$54,623,703

OPERATING EXPENSES:
General and administrative expenses	(6,431,723)	(222,498)	-		(6,654,221)
Selling and marketing expenses	(41,020,636)	(281,897)	-		(41,302,533)
Research and development expenses	(6,343,012)	(278,776)	-		(6,621,788)
Total operating expenses	$(53,795,371)	$(783,171)	$-		$(54,578,542)
Income (loss) from operations	$1,376,028	$(1,330,867)	$-		$45,161

OTHER INCOME (EXPENSE):
Investment income, net	1,921,032	-	-		1,921,032
Interest income	543,365	2,841	-		546,206
Other income (expense), net	30,160	(6,462)	-		23,698
Total other income (expense), net	$2,494,557	$(3,621)	$-		$2,490,936

Income (loss) before income taxes	$3,870,585	$(1,334,488)	$-		$2,536,097

Income tax expense	18,540	63,007	-		81,547
Net income (loss)	$3,852,045	$(1,397,495)	$-		$2,454,550

Less: net loss attributable to non-controlling interests	(430,790)	-	(614,898)	d	(1,045,688)
Net income (loss) attributable to the Company	$4,282,835	$(1,397,495)	$614,898		$3,500,238

Net income (loss)	$3,852,045	$(1,397,495)	$-		$2,454,550
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment, net of tax	1,961,136	(15,878)	-		1,945,258
Total comprehensive income (loss)	$5,813,181	$(1,413,373)	$-		$4,399,808
Less: total comprehensive loss attributable to non-controlling interests	(429,667)	-	(621,884)	d	(1,051,551)
Total comprehensive income (loss) attributable to the Company	$6,242,848	$(1,413,373)	$621,884		$5,451,359

WEIGHTED AVERAGE SHARES OUTSTANDING
basic and diluted	53,389,642	10,000	24,500,000	g	77,889,642
EARNINGS (LOSS) PER SHARE
basic and diluted	$0.08	$(139.75)	$-	g	$0.04

The accompanying notes are an integral part of the condensed combined financial statements

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the transactions as if they had been completed on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2026 gives effect to the transactions as if they had been completed on July 1, 2025, the beginning of Gamehaus’s fiscal year. The information has been derived from Gamehaus’s audited historical consolidated financial statements for the year ended June 30, 2026 included in the Company’s Annual Report on Form 20-F filed to the SEC on September 29, 2026, and Techforge’s audited historical financial statements for the year ended June 30, 2026, included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by the Company on November 10, 2026.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, to illustrate the effect of Gamehaus’s acquisition of a 56% controlling interest in Techforge. The transactions are between entities under common control within the scope of ASC 805-50 and are accounted for using Techforge’s historical carrying amounts. Accordingly, no purchase price allocation, fair value step-up, bargain purchase gain, identifiable intangible asset, or goodwill is recognized. Any difference between the consideration and Techforge’s historical carrying amounts is recorded within equity. Noncontrolling interests are reclassified based on the confirmed ownership and equity allocation, and intercompany balances and transactions between Gamehaus and Techforge are eliminated.

Management has made significant estimates and assumptions in determining the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Acquisition and Subscription are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition and Subscription based on information available to management and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or balance sheets that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual balance sheets and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

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Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Note 3 - Pro Forma Adjustments

The following describes the Transaction Accounting Adjustments made in the accompanying unaudited pro forma condensed combined financial information:

(a)	Share consideration. Reflects the issuance of 24,500,000 Class A ordinary shares at $0.80 per share, or $19.6 million, and the corresponding increase in Class A ordinary shares of $2,450 and additional paid-in capital of $19,597,550 before common-control equity reclassification.

(b)	Cash subscription. Reflects Gamehaus’s $7.0 million subscription for 2,526 newly issued Techforge ordinary shares. The funding remains within the combined group and has no net effect on consolidated cash.

(c)	Common-control equity reclassification. Because the transaction is accounted for under ASC 805-50, total equity does not change as a result of the share consideration. The pro forma reflects a negative $19,568,724 common-control reserve within additional paid-in capital, the elimination of Techforge’s $1 Ordinary share, and an aggregate $343,891 additional paid-in capital adjustment. Techforge’s historical equity is allocated between Gamehaus and non-controlling interests.

(d)	Non-controlling interests. Techforge’s non-controlling interest balance is negative $346,340, comprising $314,286 of allocated paid-in capital and negative $660,626 in aggregate for allocated accumulated deficit and accumulated other comprehensive loss. For the statement of operations, Techforge’s net loss is allocated to non-controlling interests at 44.0%, reflecting Gamehaus’s 56% post-subscription ownership interest.

(e)	Intercompany eliminations. The pro forma eliminates a $17,857 balance against prepaid expenses and other current assets and due to related parties. Revenue and cost of revenue are each reduced by $91,984 for services between Techforge and Gamehaus.

(f)	Goodwill and purchase accounting. No goodwill, identifiable intangible asset, deferred tax liability, or other purchase accounting adjustment is recognized related to the Acquisition and Subscription because the transaction is a common-control combination measured at historical carrying amounts.

(g)	Earnings per share. Pro forma weighted average shares outstanding are 77,889,642, comprising 53,389,642 historical shares and 24,500,000 shares issued in the transaction. Pro forma basic and diluted net income per share is $0.04.

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